(As filed with the Securities and Exchange Commission on May 7, 2002)

                                                                File No. 70-9659

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC
                        (Post-Effective Amendment No. 3)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                             Progress Ventures, Inc.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                         William T. Baker, Jr., Esq
     Associate General Counsel                 Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC      40 W. 57th Street, 25th Floor
     410 South Wilmington Street               New York, New York  10019
     Raleigh, North Carolina  27602

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.
        -----------------------------------

     1.1 Background. By order dated November 27, 2000,(1) the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a North Carolina corporation, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company, in exchange for a combination of cash, common stock and other securities (the "Share Exchange"). Progress Energy registered as a holding company under the Act on November 30, 2000, the same day that it completed its acquisition of Florida Progress. As a result of the Share Exchange, Progress Energy now owns directly all of the issued and outstanding common stock of Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina; and owns indirectly through Florida Progress all of the issued and outstanding common stock of Florida Power Corporation, a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida ("Florida Power") (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service and natural gas or gas transportation service to approximately 2.9 million wholesale and retail customers in parts of three states.

     Progress Ventures, Inc. ("Progress Ventures"), an indirect wholly-owned non-utility subsidiary of Progress Energy, is an intermediate non-utility holding company that holds interests in several "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and energy-related companies within the meaning of Rule 58 that are engaged in synthetic fuels production.(2)

     By order dated December 12, 2000 in this proceeding (the "December 2000 Order"),(3) the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries, through the period ending September 30, 2003 (the "Authorization Period"), to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. Among other specific authorizations granted by the December 2000 Order, the Commission authorized Progress Energy, through its nonutility subsidiaries, to invest up to $500 million ("Investment Limitation") in connection with the acquisition or construction of certain types of nonutility energy-related assets in the United States that are incidental to their energy marketing activities ("Energy-Related Assets") or in the equity securities of existing or new companies substantially all of whose physical

----------
(1)  See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284.
(2) Progress Ventures is directly owned by Monroe Power Company, which is also an intermediate non-utility holding company and a direct subsidiary of Progress Energy.
(3)  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.
The December 2000 Order was modified by orders dated September 20, 2001 and March 15, 2002, Holding Co. Act Release Nos. 27440 and 27500, respectively.

properties consist or will consist of Energy-Related Assets.(4) The December 2000 Order further authorizes Progress Energy to issue common stock in connection with any acquisition of the stock or assets of any other company substantially all of whose physical assets consist of Energy-Related Assets.

     1.2 Subsequent Developments. In January 2002, Progress Ventures entered into a letter of intent with Westchester Gas Company, a nonassociate company, to acquire approximately 215 producing gas wells, 52 miles of intrastate pipeline and 170 miles of gas gathering lines located in Texas and Louisiana. The transaction closed on April 29, 2002. Progress Ventures paid a total consideration of $148 million, which includes $128 million in Progress Energy common stock and $20 million in cash.

     1.3 Proposed Modification of December 2000 Order. Progress Energy is now requesting a supplemental order of the Commission to increase the Investment Limitation from $500 million to $1 billion. Progress Energy, through Progress Ventures, is actively considering several other investments in Energy-Related Assets similar to the Westchester Gas assets. Investments in Energy-Related Assets represent an important component of Progress Ventures' overall strategy to diversify its portfolio of assets and earnings. In addition, investments in Energy-Related Assets are intended to provide a fuel hedge for Progress Ventures' merchant generation plants. Progress Ventures currently has approximately 3,100 MW of gas- and oil- fired merchant generation in operation or under construction. Additionally, Progress Ventures may expand its merchant generation portfolio by another 2,800 MW over the next few years, through acquisitions or new installations.

     Although Progress Ventures has not identified any additional investments in Energy-Related Assets at this time, its current business plan contemplates additional investments of this type that would, in the aggregate, exceed the remaining amount (about $350 million, following the closing on the Westchester Gas transaction) under the current Investment Limitation. Applicants submit that the proposed increase in the Investment Limitation is reasonable and would represent a prudent use of capital for a company the size of Progress Energy. The proposed limitation is within the range of the investment limits that the Commission has previously approved for other registered holding companies.(5)

     All other terms, conditions and limitations contained in the December 2000 Order, as modified by the September 20, 2001 and March 15, 2002 orders, shall remain unchanged.

----------
(4) "Energy-Related Assets" are defined under the December 2000 Order to include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities.
(5) See e.g., Alliant Energy Corporation, et al., Holding Co. Act Release No. 27448 (Oct. 3, 2001) (authorizing Alliant Energy Corporation to invest up to $800 million in Energy-Related Asset); Entergy Corporation, Holding Co. Act Release No. 27334 (Jan. 5, 2001) (investments up to $1.2 billion); and American Electric Power Company, Inc., et al., Holding Co. Act Release No. 27313 (Dec. 21, 2000) (investments up to $2 billion).


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


ITEM 2. FEES, COMMISSIONS AND EXPENSES.
        ------------------------------

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        -------------------------------

     3.1 General. Sections 9(a) and 10 of the Act are applicable to the proposed transaction.

     3.2 Rule 54 Analysis. The proposed transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a),
(b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs is $979.6 million (as of March 31, 2002), or 47.3% of Progress Energy's "consolidated retained earnings" for the four quarters ended December 31, 2001 ($2.07 billion). Progress Energy currently does not hold any interest in a FUCO.

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


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


ITEM 4. REGULATORY APPROVAL.
        -------------------

     No state commission and no federal commission, other than this commission, has jurisdiction over the proposed transaction.

ITEM 5. PROCEDURE.
        ---------

     The applicants request that the Commission issue a notice of the proposed transaction as soon as practicable and issue a supplemental order approving the proposed transaction as soon as its rules allow following the notice period. The applicants further request that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the order is to become effective; waive a recommended decision by a hearing officer or any other responsible officer of the Commission; and consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
        ---------------------------------

     A.   EXHIBITS.
          --------

          G-1   Form of Federal Register Notice.

     B.   FINANCIAL STATEMENTS.
          --------------------

          FS-1 Progress Energy Consolidated Statement of Income for the year ended December 31, 2001 (incorporated by reference to Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2001) (File No. 1-15929).

          FS-2 Progress Energy Consolidated Balance Sheet as of December 31, 2001 (incorporated by reference to Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2001) (File No. 1-15929).


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                         PROGRESS ENERGY, INC.
                                         PROGRESS VENTURES, INC.


                                         By: /s/ William D. Johnson
                                             ----------------------
                                         Name:   William D. Johnson
                                         Title:  Secretary

Date:  May 7, 2002


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